PROCEED WITH PURPOSE. 1 IREN Business Update AI Cloud Services continuing to scale 1.4GW data center project energization now April 2026 SYDNEY, AUSTRALIA, October 16, 2024 (GLOBE NEWSWIRE) – Iris Energy Limited (NASDAQ: IREN) (together with its subsidiaries, “IREN”) today provided a business update. AI Operations Scaling with Strong Profit Contribution IREN’s AI Cloud Services division is expected to be generating approximately $32 million in annualized hardware profit by the end of December 2024, contributing approximately 10% to the company’s overall earnings.1 Key updates include: • GPU Utilization: The company’s current fleet of 816 NVIDIA H100 GPUs is nearing full utilization, with pending contracts expected to cover the remaining capacity. • Expansion Plans: IREN is set to commission an additional 1,080 NVIDIA H200 GPUs in Q4 2024, more than doubling its existing AI capacity. • Immediate Scalability: AI Cloud Services currently utilize less than 0.5% of IREN’s total data center capacity, providing ample room to scale as additional customer contracts are secured.2 • Next-Generation GPUs: Design and procurement underway to accommodate liquid-cooled hardware, including NVIDIA Blackwell GB200 GPUs, in existing Prince George and Childress data centers. 1.4GW Data Center Project Update • Accelerated Timeline: The target energization date for IREN’s 1.4GW substation at its West Texas data center project has been brought forward to April 2026, earlier than the originally contracted date of October 2026. • Key Electrical Items: IREN has engaged an EPC contractor to develop its high and medium-voltage substation infrastructure. Ongoing work on design & specifications continues, with the procurement process underway for the following key electrical items: o Four x 560MVA 345kV/138kV transformers, supporting 1,400MW of bulk power substation capacity, with redundancy and potential for future expansion. o Eight x 138kV/35kV transformers, supporting 1,400MW of primary substation capacity. o Various 345kV and 138kV circuit breakers and other ancillary equipment. • Land Expansion: IREN has secured 800 additional acres of land, adding to its existing 500 acres of freehold land, bringing the total landholding to over 1,300 acres. • Monetization: Planning is underway for both Bitcoin mining and HPC/AI pathways, with indicative interest from hyperscalers and other interested parties.

PROCEED WITH PURPOSE. 2 Assumptions and Notes 1. Refers to proportion of illustrative annualized exit run-rate hardware profit at the end of 2024 for AI Cloud Services ($32m) relative to Bitcoin Mining ($317m), calculated as illustrative revenue less assumed electricity costs (excludes all other site, overhead and Renewable Energy Certificate (“REC”) costs). Calculations assume hardware operates at 100% uptime. AI Cloud Services calculations assume 1.25kW power draw per GPU, $0.045/kWh electricity costs and lower end of a $2.00 - $2.50 per GPU hour revenue assumption range. Bitcoin mining calculations assume $60,000 (Bitcoin price), 658 EH/s (global hashrate), 3.125 BTC (block reward), 0.1 BTC (transaction fees), 0.15% (pool fees), 484MW (power consumption), $0.038/kWh electricity costs (4.5c/kWh BC, 3.5c/kWh Childress). 2. Assumes 1.25kW power draw per GPU, 510MW of operating data center capacity (by end of 2024) and 1,896 NVIDIA H100 and H200 GPUs.

PROCEED WITH PURPOSE. 3 Forward-Looking Statements This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to IREN’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to diversify and expand into the market for high performance computing (“HPC”) solutions it may offer (including the market for AI Cloud Services); IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future HPC solutions (including AI Cloud Services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety

PROCEED WITH PURPOSE. 4 requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity, the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; expectations relating to Environmental, Social or Governance issues or reporting; the costs of being a public company; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. Non-IFRS Financial Measures This investor update includes non-IFRS financial measures, including electricity costs (presented on a net basis). We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of non-IFRS financial measures. For example, other companies, including companies in our industry, may calculate these measures differently. IREN believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. Electricity costs are calculated as our IFRS Electricity charges net of Realized gain/(loss) on financial asset, ERS revenue (included in Other income) and ERS fees (included in Other operating expenses), and excludes the cost of RECs.

PROCEED WITH PURPOSE. 5 About IREN IREN is a leading data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy. • Bitcoin Mining: providing security to the Bitcoin network, expanding to 31 EH/s in 2024. Operations since 2019. • AI Cloud Services: providing cloud compute to AI customers, 1,896 NVIDIA H100 & H200 GPUs. Operations since 2024. • Next-Generation Data Centers: 360MW of operating data centers, expanding to 510MW in 2024. Specifically designed and purpose-built infrastructure for high-performance and power-dense computing applications. • Technology: technology stack for performance optimization of AI Cloud Services, Bitcoin Mining and energy trading operations. • Development Portfolio: 2,310MW of grid-connected power secured across North America, >1,000 acre property portfolio and additional development pipeline. • 100% Renewable Energy (from clean or renewable energy sources or through the purchase of RECs): targets sites with low-cost & underutilized renewable energy, and supports electrical grids and local communities. Contacts Media Jon Snowball Sodali & Co +61 477 946 068 Danielle Ghigliera Aircover Communications +1 510 333 2707 Investors Lincoln Tan IREN +61 407 423 395 lincoln.tan@iren.com To keep updated on IREN’s news releases and SEC filings, please subscribe to email alerts at https://iren.com/investor/ir-resources/email-alerts.